RED CAPITAL MARKETS, LLC

Notes to Financial Statements

March 31, 2016

(1) Organization

Red Capital Markets, LLC (the Company) is a wholly owned subsidiary of Red Capital Group, LLC (the Shareholder), which was purchased effective on May 1, 2010 by a group of investors (the Acquisition), led by ORIX USA Corporation (ORIX USA), which is a majority owned subsidiary of ORIX Corporation (ORIX). Effective in February 2016, the Shareholder became a wholly owned subsidiary of ORIX USA.

The Company's primary businesses are the underwriting of taxable and tax-exempt bonds and the sale and secondary trading of taxable and tax-exempt bonds and taxable mortgage-backed securities. The Company has locations in Columbus, OH, Westport, CT, Reston, VA, and San Diego, CA.

The Company is registered as a securities broker and dealer pursuant to the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company conducts substantially all business through its primary clearing broker Pershing LLC (Pershing).

(2) Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's accounting policies, which significantly affect the accompanying financial statements, are as follows:

(a) Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of March 31, 2016.

Restricted Cash consists of Good Faith Deposits held on behalf of customers as well as a deposit held at Pershing pursuant to the custodial agreement.

(b) Securities Inventory

Securities inventory is carried at its fair value, determined by an independent valuation or by management by considering the value of similar securities and by considering such factors as call protection, interest rates, and time to maturity. Changes in fair value of such securities are reflected in the Statement of Operations as part of Net Trading Gains for trading securities and Other Comprehensive Income for Available-for-Sale securities. Gains and losses on sales of securities are computed using the cost of the specific security sold. Security transactions for all regular-way trades are recorded within Securities Inventory on a trade date basis. Security transactions for all other trades are recorded as Derivative Assets and Liabilities until date of settlement.

(c) Financial Instruments

The Company considers cash and cash equivalents, customer and other receivables, other payables and other short-term borrowings as financial instruments. Given the short-term nature of these assets and liabilities, the respective amounts recorded in the Statement of Financial Condition approximate fair value.

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(d) *Fixed Assets*

Fixed assets primarily consist of furniture and equipment. Fixed assets owned by the Company are stated at cost less accumulated depreciation and amortization, which is computed using the straight-line method over the estimated useful lives of the assets for financial statement purposes, ranging from three to ten years and accelerated methods for tax reporting. At March 31, 2016, fixed asset accumulated depreciation and amortization was $54,660. Depreciation and amortization expense was $235 for the year ended March 31, 2016 and is included in Furniture, Equipment and Software Expense in the accompanying Statement of Operations.

(e) *Derivative Instruments*

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 815, *Derivative Instruments and Hedging*, requires all derivative instruments to be carried at fair value on the Statement of Financial Condition. The Company uses derivative instruments primarily to protect against the risk of adverse interest rate movements. The Company's derivative financial instruments include forward commitments to buy and sell taxable mortgage-backed securities. These derivative instruments are not designated in an ASC Topic 815 hedge relationship. All changes in the fair value of derivatives are recognized immediately in earnings. See additional discussion of derivative instruments in note 8.

(f) *Customer Accounts*

In accordance with Securities Exchange Commission Rule 15c3-3, the Company had no requirement to hold a balance at March 31, 2016 in a special reserve account for the exclusive benefit of institutional customers.

(g) *Net Advisory Fees*

The Company receives fees for providing advisory services. Advisory fees are recorded at the time the service is performed. Advisory fees are recorded net of direct expenses, including legal and travel expenses.

(h) *Net Underwriting Fees*

Underwriting fees are recorded when the underwritten bond issue is sold and the underwriting is completed. Underwriting fees are recorded net of direct expenses, including legal, printing and filing expenses.

(i) *Remarketing Agent Fees*

Remarketing agent fees for the periodic remarketing of variable rate tax exempt bond issues are recorded as the remarketing services are provided.

(j) *Accounting for Uncertainty in Income Taxes*

The Company adopted the provisions of FASB ASC 740-10 *Income Taxes – Accounting for Uncertainty in Income Taxes*. In accordance with the provisions of this standard, the Company has evaluated the tax positions taken or expected to be taken to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authorities. Tax positions deemed to meet the more-likely than-not threshold would be recorded as a tax benefit or expense in the current year. See additional discussion of income taxes in note 7.

(k)   *Recent Accounting Pronouncements*

In April 2015, FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*.   ASU 2014-09 represents a comprehensive reform of many of the revenue recognition requirements in GAAP. The ASU creates a new topic within ASC Topic 606*, Revenue from Contracts with Customers*. The ASU supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and supersedes or amends much of the industry-specific revenue recognition guidance found throughout the ASC.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good and services. The ASU creates a five-step process for achieving the core principle: 1) identify the contract(s) with a customer, 2) identifying the performance obligations in the contract, 3) determining the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the entity satisfies a performance obligation.

The ASU also requires additional disclosures that allow users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows resulting from contracts with customers. The guidance in the ASU is effective for the public companies for the first annual period beginning after December 15, 2017.

In August 2015, FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, was issued. ASU 2015-14 deferred the effective date of ASU 2014-09 by one year. The new effective date applicable to us for ASU 2014-09 is April 1, 2018. The guidance permits the use of the retrospective or cumulative effect transition methods. It appears that substantially all of our contracts with customers do not fall within the scope of the guidance; however, we are in the process of selecting a transition method and determining the significance of the impact ASU 2014-09 will have on our financial statements and operations.

In February 2016, FASB issued ASU 2016-02, *Leases (Topic 842),* was issued. ASU 2016-02 represents a significant reform to the accounting for leases. Lessees initially recognize a lease liability for the obligation to make lease payments and a right-of-use ("ROU") asset for the right to use the underlying asset for the lease term. The lease liability is measured at the present value of the lease payments over the lease term. The ROU asset is measured at the lease liability amount, adjusted for lease prepayments, lease incentives received and the lessee's initial direct costs. Lessees can make an accounting policy election, by class of underlying asset, to not recognize ROU assets and lease liabilities for leases with a lease term of 12 months or less as long as the leases do not include options to purchase the underlying assets that the lessee is reasonably certain to exercise.

In addition to the changes affecting entities' balance sheets, ASU 2016-02 includes guidance that makes minor changes to the way the expense is recorded. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. ASU 2016-02 is effective for us April 1, 2019. We are still in the process of determining the significance of the impact ASU 2016-02 will have on our financial statements and operations.

In January 2016, ASU 2016-01, *Financial Instruments – Overall – Recognition and Measurement of Financial Assets and Financial Liabilities*, was issued. The guidance requires that unconsolidated equity investments not accounted for under the equity method be recorded at fair value, with changes in fair value recorded through net income. The accounting principles that permitted available-for-sale classification with unrealized holding gains and losses recorded in other comprehensive income for equity securities will no longer be applicable. The guidance is not applicable to debt securities and loans and requires minor changes to the disclosure and presentation of financial instruments. The effective date of ASU 2016-01 for us is April 1, 2018. We are still in the process of determining the significance of the impact that ASU 2016-01 will have on our financial statements and operations.

(3) Fair Value Measurements

Effective with the adoption of FASB ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC Topic 820) the Company determines the fair value of its financial instruments based on the fair value hierarchy established in that standard, which requires an entity to maximize the use of quoted price and observable inputs and to minimize the use of unobservable inputs when measuring fair value. Various valuation techniques are utilized, depending on the nature of the financial instrument, including the use of market prices for identical instruments and market prices for similar instruments. When possible, active and observable market data for identical or similar financial instruments are utilized. Alternatively, fair value is determined using assumptions that management believes a market participant would use in pricing the asset or liability.

ASC Topic 820 creates a three-level hierarchy under which individual fair value estimates are to be ranked based on the relative reliability of the inputs used in the valuation. This hierarchy is the basis for the disclosure requirements, with fair value estimates based on the least reliable inputs requiring more extensive disclosures about the valuation method used and the gains and losses associated with those estimates. Level 1 assets and liabilities are measured using observable or quoted market prices for identical instruments in active markets. Level 2 assets and liabilities are measured using observable inputs other than quoted prices in active markets. Level 3 assets and liabilities are measured using significant unobservable inputs and significant management assumptions. The fair value of securities held by the Company is generally based on significant observable inputs including prices of similar assets which results in those securities being considered Level 2 in the ASC Topic 820 hierarchy.

A summary of assets and liabilities at March 31, 2016 that the Company measures at fair value is presented below:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities inventory	$ —	3,300,228	—	3,300,228
Derivative assets	—	3,066,634	—	3,066,634
Total	$ —	6,366,862	—	6,366,862
Liabilities:				
Derivative liabilities	$ —	2,417,159	—	2,417,159
Total	$ —	2,417,159	—	2,417,159

RED CAPITAL MARKETS, LLC

Notes to Financial Statements

March 31, 2016

There were no transfers between Level 1 and Level 2 during the year.

(4) Securities Inventory

The Company's securities inventory at March 31, 2016 is classified as trading securities and comprised of the following:

		Fair value	Unrealized gain
Fixed-rate, taxable, multifamily agency mortgage-backed securities	$	3,300,228	46,517
	$	3,300,228	46,517

At March 31, 2016, the cost of securities inventory was $3,253,711.

(5) Lines of Credit

The Company has a revolving promissory demand note from ORIX USA that it uses to fund its operations. Under terms of the note, the Company may borrow up to $50,000,000 at an interest rate equal to the LIBOR Index Monthly rate plus 15 basis points. At March 31, 2016, the Company had borrowings outstanding under this note of $4,301,842 and accrued interest payable of $7,393. Interest incurred under this note during the year ended March 31, 2016 was $61,093.

The Company has a debt agreement from Pershing that it uses to fund its trading activity. Under terms of the agreement, the Company may borrow up to the house margin requirement based on its securities inventory established on a daily basis by Pershing at an interest rate equal to the Pershing daily cost of funds, as defined, plus 75 basis points. At March 31, 2016, the Company did not have borrowings outstanding under this agreement but had accrued interest payable of $4,845. Interest incurred under this agreement during the year ended March 31, 2016 was $98,114.

(6) Net Capital Requirements

The Company is subject to the uniform net capital rule 15c3-1 (Rule) of the Securities Exchange Commission. Under the Rule, the Company is required to maintain minimum net capital of $250,000, and aggregate indebtedness cannot exceed a ratio of 15 to 1. The Company's net capital and excess net capital calculated in accordance with the Rule at March 31, 2016 was $14,125,327 and $13,663,151, respectively. The ratio of aggregate indebtedness to net capital as calculated in accordance with the Rule was 0.49 to 1 at March 31, 2016.

(7) Income Taxes

The Company has been structured to qualify as a pass-through entity not required to pay income tax at the state or federal level. The Shareholder intends that the Company be treated as a disregarded entity for all federal and state income tax purposes.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. All tax years between 2011 and 2015 are open to federal tax examination subject to the Federal statute of limitations.

RED CAPITAL MARKETS, LLC
Notes to Financial Statements
March 31, 2016

(8)   Derivative Instruments

As part of its business of selling and trading taxable mortgage-backed securities, the Company's risk management strategy includes executing forward commitments to sell taxable mortgage-backed securities to unaffiliated counterparties. Simultaneously with the execution of these forward commitments, the Company enters into an agreement with an affiliate to acquire the mortgage-backed security specified in the forward sales commitment. Concurrent with the Company's execution of the forward commitment and its agreement with the affiliate, the affiliate has a loan commitment with a borrower. In addition, the Company's risk management strategy also includes executing forward purchase commitments to acquire taxable mortgage-backed securities from unaffiliated counterparties.

The forward sale commitments, treated as derivatives under ASC Topic 815 are used to economically hedge changes in fair value of the commitment to purchase the same mortgage-backed security that may occur due to movements in interest rates.

The Company values derivatives at fair value and recognizes changes in fair value in the Statement of Operations.

Fair Values of Derivative Instruments as of March 31, 2016

Derivative assets		
Derivatives not accounted for as hedging instruments	**Statement of Financial Condition location**	**Fair value**
Forward commitments	Derivative assets $	3,066,634
Total	$	3,066,634

Derivative liabilities		
Derivatives not accounted for as hedging instruments	**Statement of Financial Condition location**	**Fair value**
Forward commitments	Derivative liabilities $	2,417,159
Total	$	2,417,159

Gain on derivatives, net		
Derivatives not accounted for as hedging instruments	**Location of gain on derivatives recognized in operations**	**Amount**
Forward commitments	Other income	$ 467,447
Total		$ 467,447

At March 31, 2016, the Company had mandatory commitments to deliver $3,284,742 of fixed and variable-rate mortgage-backed securities and written commitments to purchase $3,284,742 of the same securities from its affiliate, respectively. In addition, the Company had written commitments to deliver $132,261,282 of fixed-rate mortgage-backed securities and written commitments to purchase $132,261,282 of the same securities from unaffiliated counterparties at March 31, 2016.

(9)   Contingencies and Indemnifications

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements. The Company has not recorded any liability in the financial statements or made payments for any contingencies or indemnifications.

(10)   Benefit Plan

The Company participates in the ORIX USA Corporation Savings and Investment Plan. Substantially all employees are eligible to contribute a portion of their pretax compensation to this defined contribution plan. ORIX USA may make contributions to the plan for employees the first month following the date of hire in the form of a 50% match of each dollar contributed on the first 12.5% of pay. For the year ended March 31, 2016, the Company expensed $98,696 pursuant to this plan.

(11)   Purchased Remarketing Agent Agreements

On May 1, 2010, as part of the Acquisition, the Company recognized identifiable intangible assets related to its rights to serve as remarketing agent for certain tax-exempt issues of variable rate demand notes (VRDN). Under the terms of the remarketing agreements, an investor in the VRDN may put the note back to the Company under certain conditions in which case the Company would remarket the note to another investor. If the Company is unable to successfully remarket the VRDN, the VRDN is sent back to the Trustee.

These contracts were measured at their acquisition date fair value of $2,141,000. The value for these rights is amortized based on its expected useful life of nine years using the straight-line method. On December 1, 2015, the Company recorded an impairment charge of $325,296, reducing the fair value to $1,815,704.

At March 31, 2016, accumulated amortization of the agreements was $1,331,142.

The estimated amortization expense for each of the five succeeding fiscal years is as follows:

	Amortization expense
Year ended March 31:	
2017	$ 161,521
2018	$ 161,521
2019	$ 161,520

(12) Related Party Transactions

The Company is a party to an Expense Sharing Agreement with an affiliate, Red Mortgage Capital, LLC (RMC). This agreement covers expenses paid by RMC and reimbursed by the Company, based on allocation percentages determined per the agreement. For the year ended March 31, 2016, the Company reimbursed $123,035 which is included in salaries, incentive compensation and employee benefits and $30,788 which is included in general and administrative expenses. The Company is also party to a shared services agreement with ORIX USA. This agreement covers expenses paid by ORIX USA and reimbursed by the Company based on allocation percentages determined per the agreement. For the year ended March 31, 2016, the Company reimbursed $363,041 which is included in general and administrative expenses. In addition, all occupancy expenses included in the Statement of Operations are allocated to the Company from ORIX USA.

(13) Subsequent Events

The Company has evaluated events and transactions for recognition and disclosure and determined there are no items to disclose.